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                                  PRESS RELEASE

             BOARD OF FIRST OF MICHIGAN CAPITAL CORPORATION RECOMMENDS
                 ACCEPTANCE OF FAHNESTOCK VINER HOLDINGS INC. OFFER

               New York, New York and Detroit, Michigan, July 1, 1997 --Fahnestock Viner Holdings Inc. (FVH on NYSE and FHV.A on TSE) ('Fahnestock'), and First of Michigan Capital Corporation (FMG on CSE) ('First of Michigan'), announced today that the Board of Directors of First of Michigan has recommended that the stockholders of First of Michigan accept and tender their shares pursuant to the previously announced tender offer by Fahnestock's indirect wholly owned subsidiary for all outstanding shares of the common stock of First of Michigan at a price of U.S. $15.00 per share in cash (the 'Offer'). Fahnestock and First of Michigan also announced that they have received notice from the Federal Trade Commission of the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Offer and the related acquisition of shares of common stock from two of First Michigan's stockholders.

               In its Schedule 14D-9 filed today with the Securities and Exchange Commission (the 'Commission'), First of Michigan stated that the Board of Directors' recommendation to accept the Offer is based upon its determination that the offer is fair to, and in the best interests of, the stockholders of First of Michigan. First of Michigan also stated in its
Schedule 14D-9 that it had received the opinion of Duff & Phelps, LLC to the effect that the terms and conditions of the Offer are fair and reasonable to the stockholders of First of Michigan from a financial point of view. In reaching its determination to recommend acceptance of the Offer, the Board of Directors of First of Michigan considered the fairness opinion of Duff & Phelps, LLC and other factors.

               Fahnestock filed its Schedule 14D-1 on June 18, 1997 with the Commission and Amendment No. 1 to the Schedule 14D-1 today with the Commission.

               The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Wednesday, July 16, 1997, unless the Offer is extended. The Bank of New York is the depositary for the Offer. Fahnestock & Co. Inc. is the Dealer Manager and Beacon Hill Partners, Inc. is the Information Agent for the Offer.

               Fahnestock Viner Holdings Inc., through its principal subsidiary, Fahnestock & Co. Inc., is engaged in securities brokerage and trading and offers investment advisory and related financial services. Fahnestock employs approximately 525 investment executives and operates 49 retail branch offices principally in the U.S. Northeast, Midwest and Florida.

               First of Michigan Capital Corporation, through its subsidiaries, is engaged in securities brokerage and trading and investment banking. Its principal subsidiary, First of Michigan Corporation, is a member firm of the New York Stock Exchange. First of Michigan employs approximately 280 investment executives and operates 34 retail branch offices, of which 33 are located in Michigan.





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For further information, contact:

Albert G. Lowenthal, Chairman and Chief Executive Officer
Fahnestock Viner Holdings Inc.
(212) 668-8000

Mark Shobe, President
First of Michigan Capital Corporation
(313) 259-2600

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